June 3, 2022

BY EDGAR

Irene Barberena-Meissner, Esq.

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Brazil Minerals, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 18, 2022
File No. 333-262399

Dear Ms. Barberena-Meissner:

This letter is submitted on behalf of Brazil Minerals, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated April 22, 2022 with respect to the Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on April 18, 2022 (the “Amendment No. 1”). In connection with this letter responding to the Staff’s comments, the Company is submitting Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which will include corresponding changes in response to Staff’s comments. In this letter, each of the Staff’s comments is indicated in bold, followed by the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-1 Filed April 18, 2022

Business, page 42

1. We note your response to comment 1. Please revise to address the following with respect to your mineral resource estimate as required by Item 1303(b)(3) of Regulation S-K:

● Report resources for each class of mineral resource (measured, indicated, and inferred).

● Disclose resources or reserves only for the portion attributable to your interest in the property.

● Disclose the price selected by the qualified person which provides a reasonable basis for establishing the prospects of economic extraction.

● Disclose the selected point of reference of the mineral resource.

● Disclose the grade or quality of the mineral resource.

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that the following information has been added to the “Business Section” of Amendment No. 2 under the heading “Iron”:

Apollo Resources has full and titled ownership of the mineral right in which the Rio Piracicaba Project (“RP Project”) is being developed and 100% ownership of the RP Project. Therefore, the resources presented in the TRS are attributable to Apollo Resources’ interest in such property. A summary table for each class of mineral resource (measured, indicated, and inferred) as found in the TRS is also included below:

	Measured Mineral Resource		Indicated Mineral Resource		Inferred Mineral Resource
	Amount (tons)	Grade	Amount (tons)	Grade (% iron)	Amount (tons)	Grade (% iron)
Iron - Rio Piracicaba Project	-	-	2,646,141	33.74	5,206,771	30.40

The following disclosures apply to the summary table above:

1. The definitions for Mineral Resources in Regulation S-K 1300 were followed for Mineral Resources.

2. Mineral Resources are estimated at a cut-off grade of 20% iron.

3. Mineral Resources are estimated using a long-term iron ore price of US$90 per dry metric tonne for the Platts/IODEX 62% iron fines CFR China, and US$/BRL exchange rate of 5.25.

4. Reasonable prospects for economic extraction were determined by benchmarking similar operations and developing a 20% iron cut-off grade based on operating costs.

5. The effective date is March 30, 2022.

The specific point of reference for the mineral resources estimated in the RP Project has the following coordinates: 19o 56’ 24.40” S and 43o 12’ 7.58” W. The specific point of reference is also identified in the map below.

Exhibit Index, page 114

2. We note Exhibit 96.1 has been incorporated by reference and includes a technical report summary of the Rio Piracicaba project. Please revise your technical report summary to include disclosure required by Item 601(96)(iii)(B)(8)(iv), (10)(ii), (11)(i)(specific point of reference), (11)(iii), (11)(v) and (11)(vii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the technical report summary (the “TRS”) of the Rio Piracicaba Project has been revised as follows.

Sections 1.6 and 9.6 of the TRS have been revised to include the following paragraph:

In the QP’s opinion, the sample preparation, analysis, security procedures and database verification at Rio Piracicaba Project comply with industry standards and are adequate for use in the estimation of Mineral Resources.

Section 1.6 of the TRS has been revised to include the following paragraph:

The QP is of the opinion that the data derived from the testing activities described above are adequate for the purposes of defining a Mineral Resource.

Section 10.8 of the TRS has been revised to include the following paragraph:

The QP is of the opinion that the data derived from the testing activities described above are adequate for the purposes of defining a Mineral Resource. The results from ROUTE C, encompassing pre-concentration, grinding to P80 of 300 microns followed by MIMS at 4000 Gauss and WHIMS at 11000 Gauss, was proved to be the best option, leading to a final concentrate grade of 64.2% Fe and iron recovery of 83.4% with silica and alumina concentrations below the penalty levels.

Section 11.1.1 has been added to the TRS and its content is as follows:

The specific point of reference for the mineral resources estimated in the RP Project has the following coordinates: 19o 56’ 24.40” S and 43o 12’ 7.58” W. The specific point of reference is also identified in the map below.

Section 11.14 has been added to the TRS and its content is as follows:

Uncertainty factors that may affect the indicated and inferred mineral resources estimates for the PR Project include:

●	Variance in the grade and continuity of mineralization from what was interpreted by drilling and estimation techniques; and

●	Density measurements.

Mineral resources do not have demonstrated economic viability, but they have technical and economic constraints applied to them to establish reasonable prospects for economic extraction.

The geological evidence supporting indicated mineral resources is derived from adequately detailed and reliable exploration, sampling, and testing, and is sufficient to reasonably assume geological and grade continuity. The indicated mineral resources are estimated with sufficient confidence to allow the application of technical, economic, marketing, legal, environmental, social and government factors to support mine planning and economic evaluation of the economic viability of the Project.

The inferred mineral resources are estimated on the basis of limited geological evidence and sampling, but the information is sufficient to imply, but not verify geological grade and continuity.

The qualified person expects that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with additional drilling.

The qualified person is of the opinion that all issues relating to all relevant technical and economic factors likely to influence the prospect of economic extraction under the base case scenario for the RP Project – selling unprocessed raw iron ore – have been sufficiently resolved with the information available at this time.

Section 13 of the TRS has been revised to read as follows:

It is assumed based on the depth of the deposit that open pit mining is most appropriate. A cut-off grade has been determined based on operating costs at neighboring mines.

The cut-off grade can be calculated by taking the operating costs and dividing by the revenue. This is typically referred to as an external cut-off grade. The formula is:

External Cut-off = ((Mining + Process Costs) in US$/t product)/((Price US$/t product-transport costs))

Benchmarking other mines in the Iron Quadrangle, Standard & Poor Market Intelligence Data Base shows the following average costs:

Mining	$3.69/dmt of concentrate
Processing	$5.13/dmt of concentrate
Rail	$1.72/dmt of concentrate
Port	$0.72/dmt of concentrate
Shipping	$12.98/dmt of concentrate

Using a price of US$90 per dry metric tonne for the Platts/IODEX 62% Fe fines CFR China, and assuming an average Itabirite feed grade of 35% Fe to produce a 62% Fe concentrate, we can develop an upgrade factor to adjust the costs based on lower feed grades. For Rio Piracicaba, a 34.9% Fe Itabirite grade produced a 64.2% Fe product at an 83.4% recovery. Adjusting for feed grade, the upgrade factor is 64.2/34.9/0.834 = 2.2. Therefore it takes 2.2 tonnes of feed to make 1 tonne of concentrate. Using this factor, operating costs are adjusted to:

Mining	$8.12/t mined
Process	$11.29/t processed

Revenue	$90/dmt – 15.42/dmt transport costs = $74.58/dmt

Based on operating costs of $19.41 and revenue of $74.58, the operating costs breakeven when the upgrade factor is 8.8. For a 62% product grade, and an 8.8 upgrade factor (8.8 tonnes of feed per tonne of concentrate), the cut-off grade is 62/8.8/0.834= 8.4% Fe. As the surrounding properties are larger producers, a cut-off grade of 20% Fe has been applied to the Mineral Resource to account for economies of scale and to demonstrate reasonable prospects for eventual economic extraction.”

Section 14 of the TRS has been revised to read as follows:

As discussed in Section 10, metallurgical test work has shown a 64% Fe product can be produced from the Itabirite. Processing would include fine grinding to a P80 of 300 microns followed by MIMS and WHIMS magnetic circuits.

Section 15 of the TRS has been revised to read as follows:

With the existing neighboring Minas Agua Limpa owned by Vale, all necessary infrastructure including rail is within close proximity.

Section 16 of the TRS has been revised to read as follows:

Iron ore is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. A long-term iron ore price of US$90 per dry metric tonne for the Platts/IODEX 62% Fe fines CFR China has been assumed based on a review of an iron ore forecast from Knoema. Knoema, shows data out to 2030, available in the link below:

https://knoema.com/wxgcxde/commodity-price-forecasts-2020-2030-data-and-charts.

Iron ore is the fundamental raw material in steelmaking, the world’s largest metals industry. Global crude steel production of 1.88 billion tonnes in 2020 generated a demand for 2.34 billion tonnes of iron ore, and the two industries are inextricably linked. Regularly-published market assessments by independent commercial price reporting agencies are provided on subscription basis or available for public access from a wide range of sources. These groups include S&P Global Platts Metal (Platts), Fastmarkets (previously Metal Bulletin), Argus Media, and Shanghai Metals Market. Most indices are estimated and published as prices denominated in US$/dmt basis CFR China.

Section 17 of the TRS has been revised to read as follows:

The current Rio Piracicaba Project is operating under an Exploration license. Additional environmental baseline and permitting would be required to advance the Project.

Section 22 of the TRS has been revised to include the following paragraphs:

In the QP’s opinion, the sample preparation, analysis, security procedures and database verification at Rio Piracicaba Project comply with industry standards and are adequate for use in the estimation of Mineral Resources.”

The QP is of the opinion that the data derived from the metallurgical testing activities are adequate for the purposes of defining a Mineral Resource. The results from ROUTE C, encompassing pre-concentration, grinding to P80 of 300 microns followed by MIMS at 4000 Gauss and WHIMS at 11000 Gauss, was proved to be the best option, leading to a final concentrate grade of 64.2% Fe and iron recovery of 83.4% with silica and alumina concentrations below the penalty levels.

3. Item 1302(a)(2) requires the registrant to determine if the qualified person meets the qualifications specified under the definition of qualified person. We were unable to locate a public list of members in good standing, as required by the definition of a qualified person, for the Geological Association of Canada or the Regional Council of Engineering and Agronomy of the state of Minas Gerais in Brazil as noted on page 11 of your technical report. Please advise.

According to Item 1302(a)(2):

“Qualified person is an individual who is:

(1) A mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and

(2) An eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. For an organization to be a recognized professional organization, it must:

(i) Be either:

(A) An organization recognized within the mining industry as a reputable professional association; or

(B) A board authorized by U.S. federal, state or foreign statute to regulate professionals in the mining, geoscience or related field;

(ii) Admit eligible members primarily on the basis of their academic qualifications and experience;

(iii) Establish and require compliance with professional standards of competence and ethics;

(iv) Require or encourage continuing professional development;

(v) Have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and

(vi) Provide a public list of members in good standing.”

Orlando Rocha has 30 years of experience as a professional geologist. For over 20 years, he has been directly involved in all aspects of iron geological evaluation in the Iron Quadrangle mining district of Minas Gerais state in Brazil where the Rio Piracicaba iron project is located. He is one of the most sought-after iron geologists in that part of Brazil because of his experience and expertise. In the opinion of the registrant, Mr. Rocha meets the criteria set forth in item (1) above listed.

CREA or Conselho Regional de Engenharia e Agronomia (Regional Council of Engineering and Agronomy) of the state of Minas Gerais is the regulated entity which licenses professional geologists. CREA has the attributes delineated in items (2)(i)(B), (ii), (iii), (iv), (v) and (vi) above. In particular, and as requested in the Staff’s comment, item (2)(vi) – provide a public list of members in good standing – can be accessed via the public CREA website. The relevant page is below:

https://crea-mg.sitac.com.br/app/view/sight/externo?form=PesquisarProfissionalEmpresa

Upon entering the name “Orlando Garcia Rocha Filho,” the site returns with the information that he is an Active member (“Ativo”) of CREA. Please see screen print below and Mr. Orlando Rocha’s curriculum vitae attached.

Please note that we have also provided unaudited financial statements for the quarter ended March 31, 2022 along with the related discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me.

Very truly yours,

/s/ Marc Fogassa
Marc Fogassa
Chief Executive Officer
Brazil Minerals, Inc.